U.S. Securities and Exchange Commission
               Washington, DC  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL
               OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940.

FORM 4
___Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue


1.Name and Address of
  Reporting Person         Brooks, Jeffrey, W.
                           15864 118th Terrace No.
                           Jupiter, FL  33478

2.Issuer Name and Ticker
  or Trading Symbol        Saf T Lok Incorporated  (LOCK)

3.IRS or Social Security
  number of person
  reporting (voluntary)

4.Statement for Month/Year 05/99

5.If amendment, date of
  Original (MO/yr.)         N/A

6.Relationship of Reporting
  Person to issuer
  (check all that apply):  _X_ Director
                           _X_ Officer
Secretary/Treasurer
                           ___ 10% Owner
                           ___ Other (Specify)______________

Table I - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned.

1. Title of Security       Common Stock

2. Transaction Date
  (month/day/year)         05/19/99


3. Transaction Code        S


4. Number of Securities
  Disposed of (D)          25,000 at $4.2894

5. Amount of Securities Beneficially Owned
 at End of Month           121,066

6. Ownership Form: Direct (D) or
  Indirect (I)             D

7. Nature of Indirect Beneficial
  Ownership                N/A



Signature of Reporting Person:/s/Jeffrey W. Brooks
Date:06/02/99